Exhibit 3.1

PREFERENCES AND RIGHTS OF SERIES AA SUPER VOTING PREFERRED STOCK OF

MESO NUMISMATICS INC.

A NEVADA CORPORATION

RESOLVED: That pursuant to the authority vested in the Board of Directors of the Corporation there shall be a series to be designated Series AA Super Voting Preferred Stock (the “Series AA Super Voting Preferred Stock”), to consist of 1,050,000 shares, par value $0.001 per share, which shall have the following preferences, powers, designations and other special rights;

1. Voting. All of the Holders of the Series AA Super Voting Preferred Stock together, voting separately as a class, shall have an aggregate vote equal to sixty-seven (67%) percent of the total vote on all matters submitted to the stockholders that each stockholder of the Corporation’s Common Stock is entitled to vote at each meeting of stockholders of the Corporation (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Corporation for their action and consideration. By way of illustration, if there are 10,000 shares of the Corporation’s common stock issued and outstanding at the time of a stockholder vote, the Holders of the Series AA Super Voting Preferred Stock, voting separately as a class, will have the right to vote an aggregate of 20,300 shares, out of a total number of 30,300 shares voting. For the sake of clarity and in an abundance of caution, the total voting shares outstanding at the time of any and all stockholder votes (i.e., the total shares eligible to vote on any and all stockholder matters) shall be deemed to include (a) the total common shares outstanding, (b) the voting rights applicable to any outstanding shares of preferred stock, other than the Series AA Super Voting Preferred Stock, if any, and (c) the voting rights attributable to the Series AA Super Voting Preferred Stock, as described herein, whether such Series AA Super Voting Preferred Stock Preferred Stock shares are voted or not.

2. Dividends. The holders of Series AA Super Voting Preferred Stock of the Corporation shall not be entitled to receive dividends paid on the Corporation’s Common Stock.

3. No Liquidation Preference. Upon liquidation, dissolution and winding up of the Corporation, whether voluntary or involuntary, the holders of the Series AA Super Voting Preferred Stock then outstanding shall not be entitled to receive out of the assets of the Corporation, whether from capital or earnings available for distribution, any amounts which will be otherwise available to and distributed to the Common Stockholders.

4. No Conversion. The shares of Series AA Super Voting Preferred Stock will not be convertible into the shares of the Corporation’s Common Stock.

5. Protection provisions of Series AA Super Voting Preferred Stock. The affirmative unanimous vote at a meeting duly called for such purpose, or written consent without a meeting, of all of the Holders of all of the then outstanding shares of Series AA Super Voting Preferred Stock shall be required for (i) any change to the Corporation’s Articles of Incorporation that would amend, alter, change or repeal any of the number of authorized shares, voting powers, preferences, limitations or relative rights of the Series AA Super Voting Preferred Stock, (ii) any issuance of additional shares of Series AA Super Voting Preferred Stock, (iii) any change of control, voting control or directors, and (v) any delisting or uplisting of the Corporation’s Common Stock.

6. Record Owner. The Corporation may deem the person in whose name shares of Series AA Super Voting Preferred Stock shall be registered upon the registry books of the Corporation to be, and may treat them as, the absolute owner of the Series AA Super Voting Preferred Stock for all purposes, and the Corporation shall not be affected by any notice to the contrary.